Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-165259 of our report dated March 3, 2010 relating to the consolidated financial statements of Quad/Graphics, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the retrospective adoption of accounting standards related to accounting for the classification and measurements of redeemable equity, reporting earnings per share, disclosures for segment reporting, and accounting for uncertainty in income taxes on January 1, 2007, and accounting for noncontrolling interests on January 1, 2009) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

April 14, 2010